McDaniel & ASSOCIATES CONSULTANTS LTD. Oil & Gas Reservoir Evaluations

February 28, 2006

Enterra Energy Trust

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

Dear Sirs:

We consent to the incorporation by reference of references to our firm and of the pricing information appearing in the Amended and Restated Material Change Report dated February 28, 2006 furnished on Form 6-K, into the Registration Statement on Form F-10 (No. 333-129601), the Registration Statement on Form S-8 (No. 333-120996) and the Registration Statements on Form F-3 (Nos. 333-113609 and 333-115318).

Sincerely,

McDaniel & Associates Consultants Ltd.

Signed “P.A. Welch”

P. A. Welch, P. Eng.

President & Managing Director

Calgary, Alberta

Dated: February 28, 2006

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6

Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniei@mcdan,com Website: www,mcdan.com

McDaniel & ASSOCIATES CONSULTANTS LTD. Oil & Gas Reservoir Evaluations

February 28, 2006

Enterra Energy Trust

2600, 500 - 4th Avenue S.W. Calgary, Alberta

T2P 2V6

Attention:

Mr. Rick Jackson, P. Eng., Staff Reservoir & Evaluation Engineer

Dear Sir:

Enclosed is one copy of our consent letter relating to your material change report. If there are any questions, please contact the writer directly at 218-1390.

Sincerely,

McDaniel & Associates Consultants Ltd.

Signed “B. J. Wurster”

B. J. Wurster, P. Eng.

BJW:po Encl.

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S,W,, Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan,com

McDaniel & ASSOCIATES CONSULTANTS LTD. Oil & Gas Reservoir Evaluations

February 28, 2006

Enterra Energy Trust

Dear Sirs:

We hereby consent to the reference to our name in the material change report of Enterra Energy Trust dated February 28, 2006, as the provider of pricing assumptions for the calculation of reserves data.

Sincerely,

McDaniel & Associates Consultants Ltd.

Signed “B.J. Wurster”

B. J. Wurster, P. Eng. Associate

BJW po

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6

Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniei@mcdan,com Website: www,mcdan.com